UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

STANTEC INC.
(Name of Issuer)

Common Share
(Title of Class of Securities)

85472N109
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No.	85472N109

1	NAMES OF REPORTING PERSONS
Caisse de dépôt et placement du Québec

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Québec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,105,811

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,105,811

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,105,811

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1.

(a)	Name of Issuer: Stantec Inc.

(b)	Address of Issuer’s Principal Executive Offices: Suite 400, 10220-103 Av. NW, Edmonton (Alberta), T5J 0K4 Canada

Item 2.

(a)	Name of Person Filing: Caisse dépôt et placement du Québec

(b)	Address of Principal Business Office : 1000, Place Jean-Paul-Riopelle, Montréal (QC) H2Z 2B3, Canada

(c)	Citizenship: Québec, Canada

(d)	Title and Class of Securities: Common Share

(e)	CUSIP No.: 85472N109

Item 3.	Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned: 1,105,811

(b)	Percent of Class: 1.0%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 1,105,811
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 1,105,811
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class ☑

Item 6.	Not applicable

Item 7.	Not applicable

Item 8.	Not applicable

Item 9.	Not applicable

Item 10.	Certifications

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

/s/ Soulef Hadjoudj
Soulef Hadjoudj
Senior Director, Legal Affairs
Caisse de dépôt et placement du Québec